Exhibit 8.1

SIGNIFICANT SUBSIDIARIES OF GENERAL FUSION GROUP LTD.

Name of Subsidiary	Jurisdiction of Incorporation
General Fusion Corp.	Delaware
General Fusion (UK) Limited	United Kingdom